August 6, 2015	News Release 15-16
SILVER STANDARD REPORTS SECOND QUARTER 2015 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the second quarter ended June 30, 2015.

Silver Standard’s new President and CEO Paul Benson said, “This quarter we added more than $40 million of cash to the balance sheet due to continued strong operating performance at both of our mines and asset sale proceeds. Having visited the sites and talked to our teams, I am impressed with the quality of the operations and our focus on safe production. Our competitive advantage of operational excellence and liquidity have positioned Silver Standard to take advantage of current market conditions and grow shareholder value.”
Second Quarter 2015 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Generated strong operating cash flow: Cash flows from operating activities of $21.9 million.

▪
Increased cash balance: $217.2 million in cash and cash equivalents, an increase of $41.6 million quarter-on-quarter due to strong production and the receipt of the deferred consideration from the sale of the San Agustin project.

▪	Delivered strong production results: Produced 48,685 ounces of gold and 2.4 million ounces of silver for silver equivalent production of 6.0 million ounces.

▪	Continued trend of lower gold cash costs: Reported $717 per payable ounce of gold sold at the Marigold mine.

▪	Achieved lower silver cash costs: Reported $9.45 per payable ounce of silver sold at the Pirquitas mine, continuing our trend of lower cash costs.

▪	Continued exploration success at Marigold: Mineral development drilling continues to extend higher grade mineralization at the 8 South pit area and identified a new mineralized structure.

Subsequent to quarter end:

▪
Improved full year 2015 cost guidance: Marigold cash cost guidance decreased to $700 to $750 per payable ounce of gold sold. Pirquitas cash cost guidance decreased to $10.50 to $11.50 per payable ounce of silver sold.

▪	Paul Benson appointed as President and CEO: Effective August 1, 2015, Paul Benson was named President and CEO following the retirement of John Smith.

▪	Expanded financial liquidity: We entered into a $75 million three-year senior secured revolving credit facility with a syndicate of three leading Canadian banks.

Pirquitas mine, Argentina

	Three months ended
Operating data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Total material mined (kt)	3,087	3,355	3,816	4,315	4,052
Waste removed (kt)	2,320	2,585	3,168	3,831	3,550
Strip ratio	3.0	3.4	4.9	7.9	7.1
Silver mined grade (g/t)	172	184	150	160	167
Zinc mined grade (%)	0.69	0.73	0.97	1.36	2.07
Mining cost ($/t mined)	3.39	2.90	3.18	2.93	2.80
Ore milled (kt)	347	379	372	407	402
Silver mill feed grade (g/t)	262	267	222	248	213
Zinc mill feed grade (%)	0.69	0.89	1.12	1.79	2.19
Processing cost ($/t milled)	22.69	21.46	22.46	23.30	21.13
Silver recovery (%)	83.7	83.9	83.8	78.7	74.3
Zinc recovery (%) (1)	50.9	51.4	52.6	43.8	48.0

Silver produced ('000 oz)	2,443	2,732	2,222	2,551	2,042
Zinc produced ('000 lbs) (1)	2,674	3,837	4,817	7,030	9,319
Silver sold ('000 oz)	2,623	2,909	2,764	1,859	1,926
Zinc sold ('000 lbs) (1)	4,936	2,769	8,745	8,062	5,307

Realized silver price ($/oz) (2)	16.72	16.67	17.18	19.99	19.89

Cash costs ($/oz) (2)	9.45	11.25	11.76	12.22	12.18
Total costs ($/oz) (2)	15.23	16.00	17.40	17.11	16.34

Financial data ($000s)
Revenue	37,860	44,155	40,322	30,874	36,261
Income (loss) from mine operations (3)	924	3,448	(16,010)	(308)	7,758
Capital investments	2,962	1,552	2,033	2,376	3,200
Cash based capitalized deferred stripping	—	—	—	3,946	2,766
Exploration expenditures (4)	1,912	1,283	1,284	173	1,125

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of realized silver prices, and cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(3)	Loss from mine operations for the quarter ended December 31, 2014, includes $11.3 million of write-down of stockpile inventory to its net realizable value.

(4)	Includes capitalized and expensed exploration expenses.

Mine production

The Pirquitas mine produced 2.4 million ounces of silver during the second quarter of 2015, lower than the record quarterly production of 2.7 million ounces in the first quarter. The quarter-on-quarter decrease in silver production is primarily due to an 11-day planned mill maintenance shutdown during the second quarter of 2015. The impact of the shutdown was contemplated in our initial 2015 silver and zinc production guidance. The mine also produced 2.7 million pounds of zinc in zinc concentrate during the second quarter.

Consistent with our mine plan, total material mined has been declining with 3.1 million tonnes mined in the second quarter of 2015, 8% less than in the first quarter of 2015. The strip ratio has declined to 3.0:1 from 3.4:1 in the first quarter of 2015.

Approximately 347,000 tonnes of ore was milled during the second quarter of 2015, compared to 379,000 tonnes in the first quarter of 2015. Ore was milled at an average rate of 3,815 tonnes per day during the second quarter of 2015. Excluding the 11-day mill shutdown, the average milling rate was 4,339 tonnes per day, 9% above the mill’s nominal design and higher than the average milling rate of 4,208 tonnes per day in the first quarter of 2015.

Ore milled during the second quarter of 2015 contained an average silver grade of 262 g/t, slightly lower than the 267 g/t reported in the first quarter of 2015. The average silver recovery rate of 83.7% was consistent with the average recovery rate in the first quarter of 2015 of 83.9%.

Mine operating costs

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, were $9.45 per payable ounce of silver sold in the second quarter of 2015 compared to $11.25 per payable ounce of silver sold in the first quarter of 2015. Cost of inventory was lower compared to the first quarter of 2015 due to higher by-product credits in the second quarter of 2015 resulting from high zinc sales which offset the slightly higher mining costs.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $15.23 per payable ounce of silver sold in the second quarter of 2015, lower than the $16.00 per payable ounce of silver sold in the first quarter of 2015. Depletion, depreciation and amortization was higher on a per unit sold basis in the second quarter of 2015, compared to the first quarter of 2015, as it now fully reflects the effects of the shorter mine life discussed in our Annual Information Form for the year ended December 31, 2014. Silver export duties were slightly higher than in the previous quarter due to timing of shipments.

We remain focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment while pursuing alternatives for mine life extension.

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

In the second quarter of 2015, we sold 2.6 million ounces of silver, 10% lower than sales of 2.9 million ounces of silver in the first quarter of 2015. We also sold 4.9 million pounds of zinc in the second quarter of 2015, compared to the 2.8 million pounds sold in the first quarter of 2015. Sales of both metals were in line with our mine plan.

Exploration

During the second quarter of 2015, we completed a total of 4,023 meters of diamond drilling in 19 holes as part of the third phase of underground drilling on the San Miguel underground project targeting the expansion and upgrade of Mineral Resources underlying the Pirquitas open pit. The delineated mineralization consists of two principal structures, known as the Chocaya and Oploca vein sets, which currently are in the Inferred Mineral Resources class.

The final drillhole of the underground program has now been completed, and it is expected that collectively these drill results will be included in an updated Mineral Resource estimate for the Pirquitas mine to be reported in our annual 2015 Mineral Resources and Mineral Reserves statement which will be published in the first quarter of 2016.

Marigold mine, U.S.

	Three months ended
Operating data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014 (1)
Total material mined (kt)	19,051	18,556	18,426	18,832	18,338
Waste removed (kt)	14,163	14,861	14,587	13,821	15,986
Strip ratio	2.9	4.0	3.8	2.8	6.8
Mining cost ($/t mined)	1.48	1.57	1.62	1.61	1.70
Total ore stacked (kt)	4,888	3,695	3,839	5,011	2,352
Gold stacked grade (g/t)	0.33	0.59	0.84	0.53	0.34
Processing cost ($/t processed)	0.79	1.09	1.06	0.86	1.59
Gold recovery (%)	67.6	74.7	73.0	73.0	73.0

Gold produced (oz)	48,685	55,598	67,113	40,442	22,060
Gold sold (oz)	48,121	55,865	68,748	38,245	21,990

Realized gold price ($/oz) (2)	1,205	1,210	1,200	1,267	1,285

Cash costs ($/oz) (2)	717	612	665	997	1,103
Total costs ($/oz) (2)	885	728	778	1,095	1,135

Financial data ($000s)
Revenue	57,958	67,566	82,508	48,395	28,026
Income from mine operations	15,395	26,954	29,006	6,566	3,264
Capital investments	5,255	4,768	4,375	4,486	2,296
Cash based capitalized deferred stripping	—	12,543	16,866	1,910	6,536
Exploration expenditures (3)	1,978	1,551	3,224	796	458

(1)
Data presented in this column is for the period April 1 to June 30, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. and Barrick Gold Corporation.

(2)
We report the non-GAAP financial measures of realized gold prices, and cash costs and total costs per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(3) Includes capitalized and expensed exploration expenses.

Mine production

We produced 48,685 gold ounces in the second quarter of 2015, 12% lower than the first quarter production of 55,598 ounces due to the expected reduction in stacked ore grade in the first quarter of 2015. This reduction was in line with our annual production schedule.

During the second quarter of 2015, the Marigold mine moved 19.1 million tonnes of material, of which 4.9 million tonnes of ore were delivered to the heap leach pad at a gold grade of 0.33 g/t, representing approximately 35,000 recoverable ounces of gold stacked. This compares to 18.6 million tonnes of material moved in the first quarter of 2015, of which 3.7 million tonnes of ore containing a gold grade of 0.59 g/t were stacked, representing approximately 52,000 recoverable ounces of gold. The average grade mined in the second quarter declined, as expected, due to mining in a lower grade area of the ore body. Additionally, incremental tonnes of low grade ore, not predicted by the mine model, were identified and mined in the quarter. The combination of these two factors led to an increase in stacked ore tonnes but at a lower average grade compared with the first quarter. As a result of the additional lower grade ore, the gold recovery rate was 68% in the second quarter, compared to 75% in the first quarter, and does not represent a change to life of mine average recoveries. The stripping program of the next Mackay phase was significantly advanced in the second quarter of 2015 and this phase is expected to provide the majority of ore for the remainder of 2015. The overall mine strip ratio decreased to 2.9:1, compared to 4.0:1 in the previous quarter.

Mine operating costs

Cash costs, which include all costs of inventory, refining costs and royalties, were $717 per payable ounce of gold sold in the second quarter of 2015, compared to $612 per payable ounce of gold sold in the first quarter of 2015, with the increase resulting from higher average costs of inventory as quarterly production declined and no mining costs were deferred as capital stripping. Mining unit costs declined to $1.48 per tonne, the lowest in the mine’s history.

Total costs, which include depreciation, depletion and amortization, were $885 per payable ounce of gold sold in the second quarter of 2015, compared to $728 per payable ounce of gold sold in the first quarter of 2015.

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Mine sales

A total of 48,121 ounces of gold was sold at an average price of $1,205 per ounce during the second quarter of 2015, a decrease of 14% from the 55,865 ounces of gold sold during the first quarter of 2015 at an average price of $1,210 per ounce. The decrease in sales is a function of lower production.

Exploration

At the Marigold mine, we are undertaking an exploration program in the 8 South area. As reported in our news release dated July 6, 2015, mineralization continues to expand with additional reverse circulation ("RC") drilling including two notable intercepts from assays received in the second quarter; MRA-6103 which returned mineralization over 51.8 meters at an average grade of 0.91 g/t gold, including 10.6 meters at 3.08 g/t gold, and MRA-6104 which returned 56.4 meters at 1.18 g/t gold, including 30.48 meters at 1.50 g/t gold.

The 8 South exploration target partially underlies historic waste dumps, backfill material and decommissioned leach pads, and, therefore, in the third quarter of 2015 we are completing a sonic drill program with the objective of determining whether these historic waste dumps and leach pads contain gold grades above current cut-off grades. During the second quarter we drilled 1,750 meters in 26 sonic drillholes and the majority of intercepts were above current cut-off grades.

Drilling and metallurgical test work is ongoing and additional results from both the RC and sonic drilling will be included in an updated Mineral Resources estimate in our annual 2015 Mineral Resources and Mineral Reserves statement to be published in the first quarter of 2016.

The Deep Sulphide Exploration Program resumed in the second quarter of 2015, following a break from the drilling while drill core produced in the first quarter of 2015 was logged and sampled and geological interpretations were updated. The current drillhole, the fifth in the program, is targeting the favorable carbonate debris flow rock units that were discovered in significant thicknesses in the last drillhole.
Outlook

This section of the news release provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
Operating guidance has been updated and for the full year 2015, and we now expect:

Operating Guidance		Pirquitas mine		Marigold mine
		Current	Previous	Current	Previous
Gold Production	oz	—	—	195,000 - 205,000	160,000 - 175,000
Silver Production	Moz	9.5 - 10.5	9.0 - 10.0	—	—
Zinc Production	Mlb	10.0 - 12.0	10.0 - 12.0	—	—
Cash costs per payable ounce sold (1)	$/oz	10.50 - 11.50	11.50 - 12.50	700 - 750	725 - 800
Capital Expenditures (2)	$M	10	10	25	20
Capitalized Stripping Costs	$M	—	—	13	25
(1) We report the non-GAAP financial measures of cash costs per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.
(2) Includes capitalized exploration.

Gold production guidance at the Marigold mine has increased to 195,000 to 205,000 ounces, a 19% increase compared to our previous gold production guidance of 160,000 to 175,000 ounces. Gold production in the first half of 2015 was 104,283 ounces. As previously guided, we still expect a stronger fourth quarter as mining progresses into the lower areas of the current phase of the Mackay pit.

The primary contributor to the 2015 gold production guidance increase is the results from the assay program initiated in January 2015, as reported in our news release dated July 6, 2015. The results of the assay program confirm the presence of historic "zero" value drillhole intercepts with gold grade above the current Mineral Resources cut-off grade of 0.065 g/t payable gold. The assay data indicate the existence of additional low grade mineralization not contained within the existing Mineral Resources estimate. The result is additional gold ounces expected to be produced in 2015. This is attributed to an increase in ore tonnage previously designated as waste and is expected to lower the 2015 strip ratio at the Mackay Phase 3 pit. We are continuing with the assay program and will apply the results, where applicable, to the Marigold life of mine plan with results expected to be completed later in 2015 and 2016.

The increase in expected production with continued improvements in operating performance and a decrease in input commodity prices has reduced cash cost guidance to $700 to $750 from $725 to $800 per payable ounce of gold sold. Additionally, the increase in ore tonnes mined has reduced the mine’s strip ratio resulting in a decrease in expected deferred stripping capital to $13 million from $25 million. No deferred stripping capital is expected in the second half of 2015.

Capital expenditure guidance at the Marigold mine increased to $25 million from $20 million due to the additional spend in exploration and assay program expected in the second half of 2015.

Silver production guidance at the Pirquitas mine has increased to 9.5 to 10.5 million ounces, 5% higher than the previous silver production guidance of 9 to 10 million ounces. Silver production in the first half of 2015 was 5.2 million ounces.

As mining at Pirquitas progresses deeper in the San Miguel Phase 2 open pit, higher silver grade portions of fresh sulphide ore feed continue to be exposed. This sulphide ore feed from the pit, combined with process control improvements, has positively impacted plant operating performance leading to higher silver production and, in part, the revised guidance. At the Pirquitas mine, we remain focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment while pursuing alternatives for mine life extension.

Our cash cost guidance at the Pirquitas mine has also been revised downward to $10.50 to $11.50 from $11.50 to $12.50 per payable ounce of silver sold as higher expected production and lower input commodity prices have offset inflation in Argentina. We still do not anticipate any capitalized stripping and capital expenditures remain at $10 million for the full year 2015.

Financial Results

Mine Operations

▪
Revenues were $95.8 million in the second quarter of 2015, compared to $64.3 million in the quarter ended June 30, 2014. Cost of sales was $79.5 million, including $20.7 million of non-cash depletion, depreciation and amortization, in the quarter ended June 30, 2015. This compares to cost of sales of $53.3 million and non-cash depletion, depreciation and amortization of $6.7 million in the quarter ended June 30, 2014.

▪	Income from mine operations was $16.3 million in the second quarter of 2015, compared to income from mine operations of $11.0 million in the quarter ended June 30, 2014.

Net Income

▪
Net loss was $7.3 million, or $0.09 per share, and adjusted net loss was $1.8 million, or $0.02 per share, in the second quarter of 2015. This compares to net loss of $10.2 million, or $0.13 per share, and adjusted net loss of $19.4 million, or $0.24 per share, in the quarter ended June 30, 2014.

Liquidity

▪
Cash and cash equivalents were $217.2 million as of June 30, 2015, an increase compared to $184.6 million as of December 31, 2014 as we generated positive operating cash flow of $52.6 million in the first six months of 2015, received $20.0 million of deferred consideration from the sale of the San Agustin project and decreased restricted cash by $10.2 million replacing cash for bonding requirements with surety bonds. This was partially offset by $19.2 million paid to the Canada Revenue Agency as required to appeal the Notice of Reassessment. Working capital was $379.8 million at June 30, 2015, compared to $368.9 million at December 31, 2014.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with our management’s discussion and analysis of the financial position and results of operations for the three and six months ended June 30, 2015 (“MD&A”), the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2015 and June 30, 2014, and the audited consolidated financial statements for the year ended December 31, 2014.

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014
Revenue	95,818	64,287
Income from mine operations	16,319	11,022
Operating income (loss)	5,214	(938)
Net loss	(7,327)	(10,157)
Basic loss per share	(0.09)	(0.13)
Adjusted net loss	(1,839)	(19,350)
Adjusted basic loss per share	(0.02)	(0.24)
Cash generated by (used in) operating activities	21,897	(5,041)
Cash generated by (used in) investing activities	21,594	(289,248)
Cash used in financing activities	(1,649)	—

Financial Position	June 30, 2015	December 31, 2014
Cash and cash equivalents	217,228	184,643
Current assets – total	503,713	491,818
Current liabilities – total	123,946	122,870
Working capital	379,767	368,948
Total assets	996,549	986,249

Qualified Persons
The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., and Carl Edmunds, P. Geo., each of whom is a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Yeomans is our Director of Metallurgy and Mr. Edmunds is our Chief Geologist, Exploration. The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine.

Risks and Uncertainties

For information regarding the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form and Annual Report on Form 40-F filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission ("SEC"), which is available at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov, and on our website at www.silverstandard.com.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Friday, August 7, 2015, at 11:00 a.m. EDT.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	www.silverstandard.com

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 73501025
All other callers:	+1 (404) 537-3406, replay conference ID 73501025

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cost of inventory, cash costs and total costs per payable ounce of silver or gold sold, realized price per ounce of silver or gold sold, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.